AMENDED & RESTATED LIMITED LIABILITY COMPANY AGREEMENT
OF
TABOR UNITED, LLC

This Amended & Restated Limited Liability Company Agreement ("Agreement") of Tabor United, LLC, a Delaware limited liability company, (the "Company"), is entered into among Tabor Holdings LLC, a Delaware limited liability company (the "Manager") and those Persons who become Members (as defined below) of the Company from time to time, as provided below.

A.   The Company was formed as a limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq.), as amended from time to time (the "Act"), pursuant to the filing of the Certificate of Formation on July 12, 2024.

B.   The Manager and the Members entered into a Limited Liability Company Agreement of the Company, dated as of July 10, 2024 (the "Original LLC Agreement");

C.   The Company desires to adopt this Agreement for the purpose of amending and restating the Original LLC Agreement, and the Manager and Members agree that this Agreement governs the rights of the Manager, Members, and other matters as set forth in this Agreement.

Article 1

General Provisions

1.1.   <u>Name</u>. The name of the limited liability company is Tabor United, LLC.

1.2.   <u>Principal Business Office</u>. The principal business office of the Company is located at 1207 Delaware Avenue, Suite 2821, Wilmington, Delaware, or such other location as may be determined by the Manager.

1.3.   <u>Registered Office</u>. The address of the registered office of the Company in the State of Delaware is c/o Northwest Registered Agent., 8 The Green Suite B, Dover, Delaware, or such other location as may be determined by the Manager.

1.4.   <u>Registered Agent</u>. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware are Northwest Registered Agent., 8 The Green Suite B, Dover, Delaware or such other agent as may be determined by the Manager.

1.5.   <u>Term</u>. The term of the Company commenced on the filing of the Certificate with the Secretary of State of the State of Delaware, and the term of the Company continues until the termination of the Company in accordance with the provisions contained in this Agreement or in the Act. The existence of the Company as a separate legal entity continues until cancellation of the Certificate of Formation as provided in the Act.

1.6.   <u>Certificates</u>. The execution, delivery and filing of the Certificate of Formation of the Company with the Secretary of State of the State of Delaware is hereby authorized, approved and ratified in all respects. The Manager is designated as an "authorized person" of the Company and continues as a designated "authorized person" of the Company within the meaning of the Act. The Manager is authorized to execute, deliver and file any other certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in any jurisdiction in which the Company may wish to conduct business.

1.7. <u>Purpose</u>. The purpose of the Company is to engage in the following activities:

1.7.1. To acquire the ownership interests in and operate football (soccer) clubs and related businesses;

1.7.2. To engage in any other lawful act or activity and to exercise any powers permitted to limited liability companies organized under the laws of the State of Delaware that are related or incidental to and necessary, convenient or advisable for the accomplishment of the above-mentioned purposes.

Article 2

Classes of Membership

2.1. <u>Classes of Members</u>. The Company is authorized to issue two classes of Units, to be designated as "<u>Common Units</u>" or "<u>Preferred Units</u>." The Company may issue Preferred Units in one or more series at such time or times and for such consideration as the Manager may determine. The Manager has authority to fix and determine, and to amend subject to the provisions of this Agreement, the designation, preferences, limitations, and relative rights of the Units of any series of Preferred Units. Additional series of Preferred Units may have such voting or approval rights as the Manager may elect. Additional series of Preferred Units may have such distribution rights as the Manager may elect, which may have all or partial priority over pre-existing Preferred Units.

2.2. <u>Common Units</u>.

2.2.1. The total number of Common Units that the Company has authority to issue is Four Million Five Hundred (4,500,000).

2.2.2. <u>Voting</u>. Common Unit Holders have the right to vote on such matters as are authorized in this Agreement, with each Common Unit Holder having one vote for each Common Unit, or a fraction of a vote for each fraction of a Common Unit, that such Common Unit Holder owns.

2.2.3. <u>No Preemptive Rights</u>. The Common Unit Holders have no preemptive rights.

2.2.4. <u>No Conversion Rights</u>. The Common Unit Holders have no conversion rights.

2.2.5. <u>No Anti-Dilution Rights</u>. The Common Unit Holders have no anti-dilution rights.

2.3.   Series A Preferred Units.

        2.3.1.   The total number of Series A Preferred Units that the Company has authority to issue is up to Two Million (2,000,000).

        2.3.2.   Voting. Series A Preferred Unit Holders have the right to vote on such matters as are authorized in this Agreement, with each Series A Preferred Unit Holder having one vote for each Series A Preferred Unit, or a fraction of a vote for each fraction of a Series A Preferred Unit, that such Series A Unit Holder owns.

        2.3.3.   Preemptive Rights. If the Company proposes to issue additional Units, other than the initial Common Units, Series A Preferred Units, and Series B Preferred Units described in Sections 2.2, 2.3, and 2.4, each holder of Series A Preferred Units may purchase a pro rata portion of the Units. For the purposes of this Section, the proportion of such additional Units that may be purchased by each Series A Preferred Unit Holder is equal to a fraction, the numerator of which is the total number of Series A Preferred units the Member holds and the denominator of which is the sum of (i) the total number of issued and outstanding Units plus (ii) the total number of additional Units proposed to be issued. The Company shall notify each Series A Preferred Unit Holder at least ten business days prior to issuing such additional Units, and any preemptive rights not timely exercised are waived. The preemptive rights under this Section do not apply to (i) any Units issued to employees, consultants, or others pursuant to an equity incentive plan in compliance with Section 2.7, (ii) any Units issued in connection with a merger, consolidation, acquisition, or joint venture, or (iii) any Units issued in connection with a conversion of any Units, in connection with anti-dilution rights, or as a distribution.

        2.3.4.   No Conversion Rights. The Series A Preferred Units have no conversion rights.

        2.3.5.   Anti-Dilution Rights. If the Company proposes to issue additional Units, other than the initial Common Units, Series A Preferred Units, and Series B Preferred Units described in Sections 2.2, 2.3, and 2.4, and if the price per Unit of such additional Units are less than One Dollar ($1.00) per Unit, then concurrently with such issue the Company shall issue to each Series A Preferred Unit Holder additional Common Units in accordance with the following formula:

$$AU = (CP1 * (A + B) / (A + C)$$

For such purposes, the following definitions apply.

        (i)   "AU" means the number of additional Common Units, which may be a fractional amount.

        (ii)   "CP1" initially means One Dollar ($1.00) or, if Units in the latest issuance (before the subject issuance) were issued for less than One Dollar ($1.00), then such lower amount.

(iii)   "A" means the number of all Units issued and outstanding, plus any Units that would be issued and outstanding pursuant to Section 2.7 if the Company sold on the date of the applicable issuance for an amount that results in each new Unit receiving the amount contributed for each such new Unit.

(iv)   "B" means the aggregate consideration received by the Company with respect to the additional Units divided by CP1, which if such consideration is other than cash shall be an amount determined in good faith by the Manager.

(v)   "C" means the number of Units issued in the subject issuance.

2.4.   Series B Preferred Units.

2.4.1.   The total number of Series B Preferred Units that the Company has authority to issue is up to Five Million (5,000,000). The Company may issue fractional Units.

2.4.2.   Voting. Series B Preferred Unit Holders have the right to vote on such matters as are authorized in this Agreement, with each Series B Preferred Unit Holder having one vote for each Series B Preferred Unit, or a fraction of a vote for each fraction of a Series B Preferred Unit, that such Series B Unit Holder owns.

2.4.3.   No Preemptive Rights. The Series B Preferred Unit Holders have no preemptive rights.

2.4.4.   No Conversion Rights. The Series B Preferred Unit Holders have no conversion rights.

2.4.5.   No Anti-Dilution Rights. The Series B Preferred Unit Holders have no anti-dilution rights.

2.5.   Distribution Waterfall

2.5.1.   With respect to Operating Distributions, the Company shall make distributions to the Members pro-rata in proportion to their respective number of Units owned. For purposes of this Section, the proportion distributed to each Unit Holder is a fraction, the numerator of which is the number of Units the Member holds and the denominator of which is the total issued and outstanding Common Units, Series A Preferred Units, Series B Preferred Units, and all other Units.

2.5.2.   With respect to Capital Event Distributions, the Company shall make distributions to Members as follows:

(i)   First, to Series A Preferred Unit Holders before any distributions, until the Company has made Operating Distributions and Capital Event Distributions under this Section in an amount equal to One and 00/100s Dollars ($1.00) for each Series A Preferred Unit. For purposes of this Section, the proportion distributed to each Series A Preferred Unit Holder is a fraction, the numerator of which is the number of Series A

Preferred Units the Member holds and the denominator of which is the total issued and outstanding Series A Preferred Units which have not received such amounts.

(ii)   Second, to Series B Preferred Unit Holders until the Company has made Operating Distributions and Capital Event Distributions under this Section in an amount equal to One and 00/100s Dollars ($1.00) for each Series B Preferred Unit. For purposes of this Section, the proportion distributed to each Series B Preferred Unit Holder is a fraction, the numerator of which is the number of Series B Preferred Units the Member holds and the denominator of which is the total issued and outstanding Series B Preferred Units which have not received such amounts.

(iii)   Third, to Series A Preferred Unit Holders and Series B Preferred Unit Holders on par with and at the same time as distributions to Common Unit Holders, on a pro-rata basis in proportion to their respective number of Units owned. For purposes of this Section, the proportion distributed to each Unit Holder is a fraction, the numerator of which is the number of Units the Member holds and the denominator of which is the total issued and outstanding Common Units, Series A Preferred Units, and Series B Preferred Units, and all other Units.

2.6.   Additional Preferred Units. The Company may issue additional series of Units to the extent permitted by this Agreement and may amend this Article in a manner consistent with such issuance.

2.7.   Equity Incentive Plan. The Company may, in its sole discretion, award up to ten percent (10%) of the Common Units owned by the Manager in the Company to key employees, managers, or directors of the Company or of the soccer club orowned by the Company. Such sums shall be transferred or distributed on par with the Manager's Common Units and shall not dilute the other Members.

Article 3

Management and Voting Rights

3.1.   Manager. The business and affairs of the Company are managed by or under the direction of the Manager. The Manager shall exercise its management authority and duties through such officers, employees and other agents as the Manager may designate from time to time. The designation, appointment, election, removal and replacement of the Manager is governed solely by this Agreement, and not by the Act to the extent permitted by law. Unless required under Section 3.3 or by an unwaivable provision of the Act, neither the exercise by the Manager of its management authority and duties nor the delegation of all or any portion of such authority or duties requires the approval of any Member.

3.2.   Powers. The Manager has, and is hereby granted, full and complete power and authority to take such actions for and on behalf of the Company for which it has been designated as "manager" within the meaning of the Act, and in its name, as the Manager determines in its sole discretion, and has all the power and authority of a "manager" under the Act, except to the extent reserved to the Members as set forth in Section 3.3 or by an unwaivable provision of the Act. The Manager has the power to do any and all acts necessary, convenient, or incidental to or for the furtherance of the purposes described in this Agreement, including all powers, statutory or otherwise. The Manager has the authority to bind the Company. The Manager is an agent of the Company for the purpose of the Company's business, and the actions of the Manager taken in accordance with such powers set forth in this Agreement bind the Company.

3.3. <u>Unit Holder Approval Rights</u>. Unit Holders have the right to vote on all Material Actions, as that term is defined in this Section. A "<u>Material Action</u>" is any one or more of the following:

      3.3.1. Consolidating or merging the Company with or into any Person;

      3.3.2. Selling all or substantially all of the assets of the Company;

      3.3.3. Instituting or consenting to any Bankruptcy;

      3.3.4. Dissolving or liquidating the Company;

      3.3.5. Appointing a Manager in the event that the Manager has resigned or no longer exists.

3.4. <u>Compensation and Expenses</u>. The Manager does not receive a fixed compensation or salary; the Manager may receive distributions pursuant to this Agreement, to the extent that the Manager is a Unit Holder. The Company shall pay or reimburse Manager for all expenses incurred in connection with the formation, organization, registration and licensing of the Company. Such expenses may include, without limitation, professional fees, insurance, registration fees, license renewals, annual reports, fees and costs associated with this Agreement, subscription agreements, investor materials, agency fees, third party reports, travel and other like expenses. Each Member bears the Member's own expenses in connection with its consideration of an investment and its acquisition of an interest in the Company, including, without limitation, the fees of any attorney, financial advisor, or other consultant.

3.5. <u>Resignation of Manager</u>. The Manager ceases to be the Manager if the Manager resigns, is dissolved, is subject to Bankruptcy, or is removed pursuant to the terms of this Agreement or the Act. Unit Holders may upon a vote remove the Manager if the Manager has materially breached this Agreement and has not cured such breach within thirty (30) days of notice or has materially violated a provision of the Act that has not been waived by this Agreement.

3.6. <u>Voting</u>. To the fullest extent permitted by law, this Agreement regarding voting, approval, or dilution of the parties supersedes the Act.

      3.6.1. <u>Without a Meeting</u>. A vote, approval, or consent of Series A Unit Holders may be taken either with or without a meeting. If an action or matter requires a vote, approval, or consent of the Unit Holders, then such action or matter is approved without a meeting if approved Unit Holders holding a majority of issued and outstanding Units. Such vote, approval, or consent may be in writing, via electronic means, or otherwise.

      3.6.2. <u>With a Meeting</u>. The Manager or any Unit Holder owning at least five percent (5%) of the issued and outstanding Units may at any time call a meeting of the Unit

Holders for a vote. Written notice of each meeting stating the purpose(s), time, and place must be given to all Unit Holders not less than five (5) days prior to the date of the meeting or such shorter amount of time as may be necessary in an emergency.

3.6.3.   Quorum. A quorum at a meeting consists of the presence or proxy of Unit Holders of at least ten percent (10%) of the issued and outstanding Units. A Unit Holder is entitled to vote at the meeting or may vote by a signed writing directing the manner in which said Unit Holder desires that the vote be cast, which writing must be received by the Manager or other Unit Holders, either before or at such meeting. A Unit Holder may attend a meeting via telephone or other technology allowing the Unit Holder to communicate in real time. If a Unit Holder does not attend the meeting or provide a proxy, then the other Unit Holders may make decisions by majority vote of those attending the meeting and those who have indicated their vote in writing.

3.6.4.   Loss of Voting Right. A Unit Holder loses the right to vote or consent upon a transfer of such Units that is not permitted by this Agreement, in which event such Units are disregarded for any voting purposes.

Article 4

Distributions

4.1.   Distributions. Company shall make distributions to the Members in accordance with this Agreement at the times and in the aggregate amounts determined by the Manager. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to a Member or Manager on account of its interest in the Company if such distribution would violate the Act or any other applicable law. No Person has priority over any other Person as to the return of Contributions or distributions, unless otherwise set forth in this Agreement, and no Person has the right to compel distributions.

4.2.   No Distributions on Account of Taxes. The Company is not obligated to make any distributions on account of taxes, even if the Members have incurred taxes as a result of their ownership in the Company.

4.3.   Amounts Withheld. All amounts withheld, pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution, will be treated as amounts distributed to the Persons pursuant to this Article. The Company is authorized to withhold from distributions, and to pay over to any federal, state or local government.

Article 5

Additional Members and Transfers of Interests

5.1.   Additional Members. A Person may be added as an additional Member to the extent permitted by this Agreement. Notwithstanding the foregoing, a Person will not become an additional Member unless and until such Person becomes a party to this Agreement as a Member by signing and executing an admission or subscription agreement or such other documents and instruments as the Company may reasonably request as necessary or appropriate to confirm: (i) such Person as a Member in the Company; (ii) such Person's agreement to be bound by this Agreement; (iii) such Person's authority and capacity to become a Member and to be bound by this Agreement; and (iv) such Person shall not cause the Company to lose any license necessary or appropriate for the Company's business.

5.2.   No Transfers Unless Permitted. Unless otherwise permitted under this Agreement, a Member may not transfer or assign in whole or in part the Member's Units. Any attempt to transfer of Units that is permitted under this Agreement is void ab initio. For purposes of this Agreement, a transfer of Control of a Member constitutes a transfer of the Member's Units. A Member whose Units were allegedly transferred pursuant to an un-permitted transfer remains a Member for all purposes under this Agreement, and if such Person no longer exists, cannot be reasonably located, or does not agree to become a Member on the terms set forth in this Agreement within sixty (60) days, such Person will be deemed to have dissociated from the Company and forfeited all rights arising from or related to this Agreement or the Company and is deemed to have surrendered all Units to the Company in exchange for a total of $1.00, regardless of the number of Units. In the case of a transfer or attempted transfer of Units that is not a permitted transfer, the parties engaging or attempting to engage in such transfer are liable to indemnify and hold harmless the Company and Members from all costs, liability, and damage that any such indemnified Person may incur (including, without limitation, incremental tax liability and attorney's fees and expenses) as a result of such transfer or attempted transfer and any efforts to enforce this Agreement. To the extent the Company is required by an unwaivable provision of the Act to recognize such transfer, then the Person receiving the Units does not have any voting rights, management rights, access to records, or other rights other than rights to distributions set forth in this Agreement.

5.3.   Permitted Transfers. Transfers are permitted if (i) made to a trust or other similar estate planning device, so long as the original Member remains the sole trustee of such trust, (ii) made to another Member, (iii) if approved in writing by the Manager on behalf of the Company, or (iv) pursuant to Section 2.7.

5.4.   Voluntary Transfers by Members; Company's First Option and Manager's Secondary Option. This Section describes the process by which a Member may voluntary transfer all but not less than all of a Member's Units. Before any voluntary transfer of any Units not otherwise permitted under this Agreement, a Member desiring to do so ("Transferring Member") must first notify the Company that the provisions of this Section 5.4 are operative ("Option Notice"). The Transferring Member must include in the Option Notice a copy of and all of the terms and conditions of a Bona Fide Offer. A "Bona Fide Offer", as used in this Agreement, means a legally binding written agreement with a third party who is not an Affiliate to purchase the Units, which purchaser has provided written evidence in the Bona Fide Offer of such party's financial ability to consummate the purchase.

5.4.1. Company's First Option. Upon receipt of an Option Notice, the Company has the first option to elect in writing, within the Company's discretion exercisable within sixty (60) days after the Option Notice, either: (A) to purchase the Units of the Transferring Member at the price and other terms described in the Bona Fide Offer; (B) to purchase the Units of the Transferring Member for the Fair Market Value of such Units, as determined in accordance with Section 5.6; or (C) to proceed with the provisions for the Manager to make elections pursuant to Section 5.4.2, below.

> 5.4.2. <u>Manager's Secondary Option to Purchase or Sell</u>. In the event that the Company does not elect under clause (A) or (B) of Section 5.4.1, the Manager has the option to either: (A) purchase the Units of the Transferring Member at the price and other terms described in the Bona Fide Offer; (B) to purchase the Units of the Transferring Member for the Fair Market Value of such Units, as determined in accordance with Article 55.6; or (C) to allow the transfer to proceed pursuant to the Option Notice. Such option must be exercised in writing within thirty (30) days after the earlier of when the Company fails to exercise its option, or when the Company notifies the Manager of the Company's election not to proceed under Article 55.45.4.1.

5.5.   <u>Call Options</u>. Upon the death (for a Member that is an individual), dissolution (for a Member that is an Entity), change in Control (for a Member that is an Entity), bankruptcy, involuntary transfer of Units at divorce or dissolution of marriage, an event affecting a Member that jeopardizes or violates a licensing, legal, or contractual requirement of the Company, or a material breach of this Agreement (each a "<u>Call Event</u>"), the Company and the Manager have the right and option to purchase all but not less than all of such Units held by the affected Person ("<u>Called Units</u>").

> 5.5.1. <u>Notice of Call Event</u>. The Company or any Member upon learning of a Call Event shall send to the Company and Manager written notice of the Call Event.

> 5.5.2. <u>Company's Option</u>. The Company has the first option to purchase all of the Called Units. The Company option may be exercised by the Company by written notice within sixty (60) days of the notice to the affected Member of the Call Event. If the Company has not exercised this option within said sixty (60) days, the Company is deemed to have elected not to exercise the option.

> 5.5.3. <u>Manager's Option</u>. If the Company does not elect or is deemed to have elected not to exercise the option to purchase the Called Units within the applicable period, Manager may exercise an option to purchase the Called Units by written notice within thirty (30) days after either notice from the Company of its election not to purchase the Called Units or the Company being deemed to have elected not to exercise the option.

> 5.5.4. <u>Transfer</u>. If no option is exercised to purchase the Called Units, the transfer of the Units pursuant to the Call Event is effective upon the admission of the transferee as a Member in compliance with this Agreement.

5.6.   <u>Purchase Price</u>. If the Company or Manager (collectively, the "<u>Purchaser</u>") elects to purchase Units under Section 5.4 or Section 5.5 for a price other than as set forth in a Bona Fide Offer included in an Offer Notice, then the purchase price per Unit is the Fair Market Value of such Unit, reduced depending upon the Call Event as described below. The "<u>Fair Market Value</u>" of a Unit is equal to the value that a willing seller would pay to a willing buyer at the time of the Option Notice or Call Event, as applicable, both under no obligation to do so, for such Unit with any applicable minority, control, or other discounts. If the parties are unable to agree upon the purchase price within twenty (20) days of when communications start, the Purchaser, at the Company's expense, shall obtain an appraisal of the Units for determining the Fair Market Value within a commercially reasonable period of time, to be no longer than thirty (30) days after proceeding with the appraisal. If the Person entitled to payment for the Units (the "Payee") disagrees with the appraisal, the Payee shall obtain a second appraisal, at the Payee's expense, within thirty (30) days after being sent a complete copy of the initial appraisal. If the Payee does not notify the Purchaser of the disagreement of the Fair Market Value within ten (10) days of being sent a complete copy of the first appraisal, then the first appraisal will be deemed to be the final and absolute value used for determining the purchase price of the Units. If, on the other hand, a second appraisal is obtained within the time limits set forth above, then the average of the two appraisals will be used to determine the purchase price; provided that, if the two appraisals differ by more than ten percent (10%), then a third appraisal may be obtained, at the election of either party and at the equal expense of both parties, and the average of the two closest appraisals shall be the purchase price.

    5.7.   Terms of Purchase. The closing of a purchase made pursuant to Article 5 shall take place no later than the next business day that is thirty (30) days after the election is made or, if later, after the purchase price is determined pursuant to Section 5.6, above. For the purpose of Section 5.6, to the extent inconsistent, the terms of this Section prevail over the terms of any Bona Fide Offer. Any purchase shall be paid in readily available funds at closing. The allocation of closing costs and other expenses related to the closing will be in accordance with the customs in Multnomah County, Oregon.

    5.8.   Voluntary Withdrawal. A Member may voluntarily withdraw from the Company without the consent of any other Person. Upon such a withdrawal, the Member forfeits all rights to any contribution or distributions, any voting or approval rights, and all other rights related to or arising from ownership in the Units. Upon such a withdrawal, the Company is deemed to have redeemed the Units of the withdrawing Member for an amount equal to $1.00 in total for all Units.

Article 6

Taxes

    6.1.   Federal Income Tax Election. The Company shall make all elections to be taxed as a C Corporation for federal and state income tax purposes, effective as of the date of this Agreement and at all times thereafter. As a result of such election, the Company and each of the Members shall treat all outstanding Units as stock in a corporation for U.S. Federal income tax purposes and each Member that meets the requirements for applicability of Section 351 of the Code to its acquisition of such stock as having acquired such stock in a transaction governed by Section 351 of the Code. All decisions as to tax elections shall be made by the Manager.

    6.2.   Tax Elections. The Manager make any tax elections for the Company allowed under the Code or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company, including but without limitation, elections:

6.2.1. To adjust the basis of Company property pursuant to Code Sections 754 or 734(b), or comparable state or local law, in connection with transfers of interests in the Company and Company distributions; and

6.2.2. To extend the statute of limitations for assessment of tax deficiencies with respect to adjustments to the Company's federal, state, or local tax returns, to the extent permissible under applicable law.

Article 7

Liability, Exculpation and Indemnification

7.1. <u>Members and Manager Not Liable</u>. Except as otherwise expressly provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are the debts, obligations and liabilities solely of the Company, and none of the Members or the Manager are obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Manager of the Company.

7.2. <u>Release of Liability</u>. To the fullest extent permitted by applicable law, none of the Members or the Manager (collectively, the "<u>Covered Persons</u>") are liable to the Company or any other Person who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement.

7.3. <u>Indemnification</u>. To the fullest extent permitted by applicable law, a Covered Person is entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement; provided, however, that any indemnity under this Article 7 by the Company shall be provided out of and to the extent of Company assets only, and the Members and the Manager have no personal liability on account thereof.

7.4. <u>Advancement of Expenses</u>. To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement.

7.5. <u>Reliance</u>. A Covered Person is fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Members might properly be paid.

7.6. <u>Duties</u>. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of a Covered Person to the Company or its Members otherwise existing at law or in equity, replace such other duties and liabilities of such Covered Person.

7.7. <u>Other Business</u>. Notwithstanding any duty otherwise existing at law or in equity, the Members and the Manager, and any Affiliate of the Members or the Manager, may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others, and neither the Company nor the other Members have any rights in or to such independent ventures or such income or profits by virtue of this Agreement.

7.8. <u>Survival</u>. The foregoing provisions of this Article 7 survive any termination of this Agreement.

Article 8

Dissolution

8.1. <u>Events of Dissolution</u>. The Company is dissolved, and its affairs shall be wound up upon the first to occur of the following: (i) vote of the Unit Holders, or (ii) the entry of a decree of judicial dissolution of the Company under the Act.

8.2. <u>Winding Up</u>. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner). Notwithstanding the commencement of the winding up of and dissolution of the Company, the business, assets and affairs of the Company continue to be governed by this Agreement.

8.3. <u>Liquidation</u>. Upon the commencement of the winding up and dissolution of the Company, the Manager or its designee shall act as liquidator (the "<u>Liquidator</u>") of the Company to wind up the Company. The Liquidator has full power and authority to sell, assign and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner. The assets of the Company shall be liquidated through sale. The Liquidator has the power to employ, engage and dismiss, on behalf of the Company, any Person to assist in such wind-up and liquidation. The Liquidator shall distribute all proceeds from liquidation in the following order of priority:

8.3.1. First, to creditors of the Company (including creditors who are Members) in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and

8.3.2. Thereafter, pursuant to Article 2 of this Agreement.

Article 9

Miscellaneous Terms

9.1.   <u>No Partition</u>. Except as otherwise expressly provided in this Agreement, to the fullest extent permitted by law, each Member irrevocably waives any right or power that such Person might have to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law, to effectuate a Division (whether pursuant to Section 18-217 of the Act or otherwise), or to file a complaint or seek or institute any proceeding at law or in equity to cause the dissolution, liquidation, sale, partition, winding up or termination of the Company or any portion of its assets. The Members do not have any interest in any specific assets of the Company. The interest of each Member in the Company is personal property.

9.2.   <u>Benefits of Agreement; No Third-Party Rights</u>. None of the provisions of this Agreement are for the benefit of or enforceable by any creditor of the Company or by any creditor of any Member. Except as set forth above, nothing in this Agreement is deemed to or does create any right in any Person (other than Covered Persons) not a party to this Agreement, and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than Covered Persons).

9.3.   <u>Tax Classification</u>. The Company is electing to be treated as a C Corporation for U.S. federal and state income tax purposes.

9.4.   <u>Severability of Provisions</u>. Each provision of this Agreement is severable, and, if for any reason, any provision or provisions are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality does not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

9.5.   <u>Rules of Construction</u>. Capitalized terms used but not defined in this Agreement have the meanings given to them in Schedule A to this Agreement, which is incorporated by this reference. Definitions in this Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" are deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and do not affect the interpretation of this Agreement. The term "business day" means a day on which banks are required to be open in Los Angeles, California.

9.6.   <u>Entire Agreement</u>. This Agreement constitutes the entire agreement of the parties with respect to the subject matter of this Agreement.

9.7.   <u>Binding Agreement</u>. Notwithstanding any other provision of this Agreement, the Members agree that this Agreement constitutes a legal, valid and binding agreement of the Members and Company and is enforceable in accordance with its terms.

9.8. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

9.9. Amendments. The Manager has the authority to amend or modify this Agreement without any vote or other action by the Members, provided the change is authorized by this Agreement or does not materially adversely affect the economic interests of the Members. Any other amendment or modification requires the approval of any affected Member.

9.10. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement, and all of which together constitute one and the same instrument. This Agreement may be signed electronically.

9.11. Notices. Any notices required to be delivered under this Agreement must be in writing and delivered (i) by professional courier or delivery service with confirmation of delivery, (ii) by electronical mail with confirmation of receipt, or (iii) by first class and registered mail, and shall be deemed to have been duly given upon receipt (a) in the case of the Company or Manager, to the Company or Manager at the address in Section 2, (b) in the case of the Members, to the Members at the addresses on record with the Company, and (c) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

9.12. Mediation and Arbitration. Any controversy or claim arising out of or related to this Agreement shall resolved solely by arbitration in accordance with the rules of the Arbitration Service of Portland, Inc., or in the event such organization no longer exists or provides such services, with a nationally recognized arbitration service. The arbitration shall take place in or within twenty (20) miles of Portland, Oregon. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction. The parties shall equally share the arbitration expenses such as the arbitrator compensation; provided that the arbitrator shall award the prevailing party its reasonable costs incurred in arbitration. Notwithstanding the foregoing, either party may immediately bring a proceeding seeking to compel mediation or arbitration or seeking preliminary injunctive relief in a court having jurisdiction, which remains in effect until a final award is made in arbitration.

9.13. Attorney Fees. In the event a suit or arbitration is instituted to enforce or determine a Person's rights in connection with the Company or obligations arising out of this Agreement, the substantially prevailing party will recover reasonable attorney fees incurred in such proceeding from the party or parties who do not substantially prevail. The determination of who is the substantially prevailing party and the amount of reasonable attorney fees to be paid to the substantially prevailing party will be decided by the arbitrator with respect to attorney fees incurred prior to and during arbitration proceedings, and by any court with respect to attorney fees incurred in court proceedings.

9.14. Effectiveness. This Agreement is effective as of date set forth on the signature page below.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigneds, intending to be legally bound hereby, have duly executed this Limited Liability Company Agreement as of the last signature date below.

MEMBER:

TABOR HOLDINGS LLC, a Delaware limited liability company

By: FMCF, LLC, a Delaware limited liability company, its Manager

By:_____
    Michael Gorman, its President

Date:_____August 22, 2024_____

COMPANY:

TABOR UNITED, LLC a Delaware limited liability company

By: Tabor Holdings LLC, a Delaware limited liability company, its Manager

By: FMCF, LLC, a Delaware limited liability company, its Manager

    By:_____
        Michael Gorman, its President

    Date:_____August 22, 2024_____

MANAGER:

TABOR HOLDINGS LLC, a Delaware limited liability company

By: FMCF, LLC, a Delaware limited liability company, its Manager

    By:_____
        Michael Gorman, its Manager

    Date:_____August 22, 2024_____

SCHEDULE A

DEFINITIONS

When used in this Agreement, the following terms not otherwise defined herein have the following meanings:

"Act" has the meaning set forth in the preamble to this Agreement.

"Affiliate" means, with respect to any Person, any relative of an individual, any Person who owns or controls such Person (if the Person is an Entity), any relative of an individual who owns or controls such Person (if the Person is an Entity), any subsidiary or Entity under common ownership or control of the Person, or any other Person who may benefit directly or indirectly if the Person benefits. The parties intend "Affiliate" to be interpreted broadly.

"Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached to the Agreement, as amended, restated or supplemented or otherwise modified from time to time.

"Bankruptcy" means, with respect to any Person, (A) if such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties, or (B) if 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or if within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in Sections 18-101(1) and 18-304 of the Act.

"Bona Fide Offer" has the meaning set forth in Section 5.4.

"Call Event" has the meaning set forth in Section 5.5.

"Called Units" has the meaning set forth in Section 5.5.

"Capital Event Distributions" means distributions from the proceeds or consideration received in connection with a sale of the Company or all or substantially all of the assets of the Company, a financing event that results in net cash proceeds not used or reserved for Company Operations, or a merger, liquidation, consolidation, or other similar transaction.

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on July 12, 2024, as amended or amended and restated from time to time.

"Code" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws, and to the extent applicable, the Regulations.

"Common Units" means those limited liability company interest in the Company issued to Manager and any Units the Company is authorized to issue that are neither Preferred Units.

"Common Unit Holder" means any Person who holds one or more Common Unit(s), whether by initial investment, transfer, or assignment.

"Company" means Tabor United LLC, a Delaware limited liability company.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. "Controlling" and "Controlled" shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person in which it owns, directly or indirectly, a majority of the ownership interests.

"Covered Persons" has the meaning set forth in Section 7.2.

"Division" means, as to any Person, such Person dividing and/or otherwise engaging in and/or becoming subject to, in each case, any division (whether pursuant to plan of division or otherwise), including, without limitation and to the extent applicable, pursuant to Section 18-217 of the Act.

"Entity" means any general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association, unincorporated organization, government or any agency or political subdivision thereof, joint stock company or other business organization, including, without limitation, any foreign trust or foreign business organization

"Fair Market Value" has the meaning set forth in Section 5.6.

"Fiscal Year" means the Company's fiscal year, which will be a calendar year, to the extent permitted under Code Section 706, and otherwise, as determined pursuant to Code Section 706.

"Liquidator" has the meaning set forth in Section 8.3.

"Manager" means Tabor Holdings, LLC, a Delaware limited liability company, and each Person selected to be a Manager of the Company from time to time pursuant to Section 3.3.5 of this Agreement. A Manager is hereby designated as a "manager" of the Company within the meaning of Section 18-101(12) of the Act.

"Material Action" has the meaning set forth in Section 3.3.

"Members" means Unit Holders, each in its capacity as a member of the Company.

"Operating Distributions" means all distributions other than Capital Event Distributions.

"Obligation" shall mean the indebtedness, liabilities and obligations of the Company.

"Option Notice" has the meaning set forth in Section 5.4.

"Payee" has the meaning set forth in Section 5.6.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization, or other organization, whether or not a legal entity, and any governmental authority.

"Preferred Units" means all Units issued by the Company that are not Common Units.

"Purchaser" has the meaning set forth in Section 5.6.

"Regulations" means proposed, temporary and final regulations promulgated under the Code and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

"Series A Unit(s)" means one or more of 2,000,000 Preferred Units authorized to be issued by the Company with the designation of Series A.

"Series B Unit(s)" means one or more of 5,000,000 Preferred Units authorized to be issued by the Company with the designation of Series B.

"Series A Unit Holder" means a Member who holds one or more Series A Units, whether by initial investment, transfer, or assignment.

"Series B Unit Holder" means a Member who holds one or more Series B Units, whether by initial investment, transfer, or assignment.

"Transferring Member" has the meaning set forth in Section 5.4.

"Unit" shall mean a unit of limited liability company interest, including Series A Units, Series B Units, and Common Units, and any units that may be issued in the future.

"Unit Holder" shall mean any Person, Member, or Manager, who owns or otherwise controls one or more Unit(s).

"Vote, Approval, or Consent" all have the same meanings and are used interchangeably in this Agreement, even though not capitalized. These terms as used in the Act are intended to all have the same meaning for the purposes of this Company.

SCHEDULE B

CERTAIN TAX AND ACCOUNTING MATTERS

A.1   <u>Accounting Definitions</u>. The following terms, which are used predominantly in this <u>Schedule B</u>, have the meanings set forth below for all purposes under this Agreement.

"<u>Debt</u>" means, with respect to any Person:

(a)   any indebtedness of such Person for borrowed money or deferred purchase price of Property, whether or not evidenced by a note, bond, or other instrument;

(b)   obligations of such Person as lessee under any capital leases treated as a debt for federal income tax purposes;

(c)   obligations secured by any mortgage, pledge, security interest, encumbrance, lien or charge of any kind existing on any Property owned or held by such Person, whether or not such Person has assumed or become liable for the obligations secured thereby; or

(d)   any other liabilities of such Person (contingent or otherwise) as assumed or taken subject to by the Company.

"<u>Depreciation</u>" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year; provided, however, if the adjusted tax basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation will be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

"<u>Gross Asset Value</u>" means the adjusted basis of an item of property for federal income tax purposes, except as follows:

(a)   The Gross Asset Value of items of such property shall be adjusted to equal the gross fair market value of such property, as determined by the Manager, as of the following times:

(1)   the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Contribution;

(2)   the distribution by the Company to a Person of more than a *de minimis* amount of property as consideration for an interest in the Company; and

(3)   the grant of an interest in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a non-Member acting in a Member capacity or in anticipation of becoming a Member.

"Issuance Items" means any income, gain, loss or deduction realized as a direct result of the issuance of an interest by the Company to a Person.